Exhibit 99.1

VIRTUAL INVESTOR AND ANALYST EVENT November 3, 2020

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KOL BIOGRAPHIES Prof Jemma Mellerio, MD Prof Jemma Mellerio trained in dermatology in South London at St John’s Institute of Dermatology and King’s College Hospital . Undertaking her MD at St John’s Institute on Genotype - Phenotype Correlations in EB sparked an interest in genetic skin fragility disorders that has endured . She has been a consultant dermatologist since 2003 and is based at St John’s Institute of Dermatology, Guy’s and St Thomas’ Hospital, London where she is Chief of Dermatology and leads the Adult EB Service which provides clinical care for around 500 individuals with EB . She also worked as the dermatologist to the Paediatric EB Service at Great Ormond Street Hospital for almost 15 years until recently . Jemma’s clinical interests are EB, Mendelian genodermatoses, and general paediatric dermatology . She has established a large tertiary referral service at St John’s for both adults and children with genetic skin disease, overseeing the care of a large cohort of patients with ichthyosis, palmoplantar keratodermas, other disorders of keratinisation and ectodermal dysplasias . She has active clinical and laboratory research interests in many different aspects of genetic skin disease including gene discovery and phenotyping, a longitudinal prospective study in recessive dystrophic EB, and translational research of new therapies for genodermatoses including cell and gene therapy . She has published widely and lectured nationally and internationally on these areas . 3

KOL BIOGRAPHIES Brett Kopelan Brett Kopelan was initiated into the world of rare diseases ten years ago when his daughter was born with a severe form of Recessive Dystrophic Epidermolysis Bullosa (“RDEB”) . Shortly after her birth, Brett was elected to the board of directors of the Dystrophic Epidermolysis Bullosa Research Association of America (debra of America) . Upon returning to New York City after his daughter was the 8 th child in the world to undergo a stem cell transplant in hopes of treating her RDEB, he became the Executive Director of debra of America, the only national not - for - profit providing all - inclusive support to the EB community . He currently serves as : President of the board of directors of the Coalition of Skin Diseases ; Treasurer on the board of directors of debra international (a consortium of 55 nongovernmental organizations dedicated to curing EB) ; and Secretary on a 50 - year - old financial services firm's board of directors . Brett also formerly served as both the Chairman of the board of directors, and as the treasurer of the National Organization for Rare Disorders (“NORD”) . Prior to his rare disease work, Brett was an accomplished entrepreneur, starting three different companies raising more than $ 30 million in venture financing, where he led business development and marketing . He has a graduate degree from Columbia University and an undergraduate degree from New York University . 4

KOL BIOGRAPHIES Jimmy Fearon Jimmy Fearon is CEO of DEBRA Ireland and Vice President of DEBRA International . Jimmy has worked for ten years as CEO of DEBRA Ireland . From an organisational perspective, his focus is simply - what does really good look like? How do we get there? In DEBRA's case good looks like closing the gap between what the patients need and what they receive from the state . The gap is wide . To this end DEBRA has established the EB Community Care Programme to create a high standard of support in the home and community . Good also looks like finding a cure and better treatments for the people currently living with EB . To this end, DEBRA has invested in numerous research projects partnering with other DEBRA’s around the world through DEBRA International . Jimmy has worked hard to create an organisation that is in constant pursuit of excellence, and one that identifies opportunities and converts them to outputs for patients and their families . His ability to bring about improvement is based on his previous work experience with KPMG and their blue - chip client base and with Dataconversion Direct where he provided long - term business solutions to organisations like Paddy Power, Unilever, Bank of Ireland, Sky, Dell and Tesco . His board experience includes IDMA, IPOSSI, DEBRA International and Dataconversion Direct . Prior to joining the charity sector Jimmy worked as a volunteer for the Irish Cancer Society, St Vincent De Paul Homeless Shelter and Rotary . 5

Welcome & Opening Remarks • 08:30 AM FILSUVEZ ® Phase 3 EASE Study Results • 08:35 AM Q&A Session with KOLs • 09:15 AM FILSUVEZ ® Launch Readiness • 09:45 AM Q&A Session and Close • 10:15AM – 10:30AM Joe Wiley, MD Chief Executive Officer Mark Sumeray, MD Chief Medical Officer Tracy Cunningham, MD VP, Head of Development Prof Jemma Mellerio Brett Kopelan Jimmy Fearon David Allmond Chief Business Officer 6 AGENDA (EASTERN STANDARD TIME)

FILSUVEZ ® PHASE 3 EASE STUDY RESULTS EFFICACY AND SAFETY OF OLEOGEL - S10 FOR EPIDERMOLYSIS BULLOSA Final Results of Double - Blind randomised controlled Phase (DBP) NCT03068780, EudraCT 2016 - 002066 - 32 Sponsored by Amryt Research Ltd Dr Mark Sumeray, Chief Medical Officer, Amryt Dr Tracy Cunningham, VP, Head of Development, Amryt

DYSTROPHIC & JUNCTIONAL EB - MOST SEVERE EXTENSIVE SKIN INVOLVEMENT EPIDERMOLYSIS BULLOSA (EB) JUNCTIONAL • Most severe form of EB • Extensive blistering all over body • Often fatal in early childhood DYSTROPHIC • Severe form of EB • Fusion of fingers and toes • Possibility of skin cancer SIMPLEX • Mildest form of EB • Episodic blistering Dis ea s e severity 8

58 SITES INITIATED IN 28 COUNTRIES – 223 PATIENTS ENROLLED Argentina – 3 sites Australia – 4 sites Austria – 1 site Belgium – 1 site Brazil – 3 sites Chile – 1 site Colombia – 1 site Croatia – 1 site Czech Republic – 1 site Denmark – 1 site France – 3 sites Georgia – 1 site Germany – 3 sites Greece – 1 site Hong Kong – 1 site Hungary – 1 site Ireland – 2 sites Israel – 1 site Italy – 3 sites Romania – 1 site Russia – 2 sites Serbia – 1 site Singapore – 1 site Spain – 4 sites Switzerland – 1 site UK – 2 sites Ukraine – 1 sites USA – 12 sites 9

Primary endpoint: The proportion of patients with first complete closure of the target wound within 45 days EASE STUDY DESIGN – AGREED WITH FDA AND EMA Subtype Target wound size, cm 2 DEB 10 – <20 20 – <30 30 – 50 10 – <20 JEB/Kindler syndrome 20 – <30 30 – 50 Initiated in 58 sites in 28 countries. The largest Phase 3 conducted in EB Stratified randomisation (1:1) by EB subtype and target wound size (N=223) Screening and enrolment (N=252) Oleogel - S10 + standard of care dressing* (n=109) Control gel + standard of care dressing* (n= 114) Double - blind phase (90 “ 7 days) Open - label phase (24 months ) Oleogel - S10 + standard of care (n=205) *Oleogel - S10/control gel applied at least every 4 days EASE: NCT03068780, EudraCT 2016 - 002066 - 32 DEB, dystrophic EB; EB, epidermolysis bullosa; JEB, junctional EB 10

PATIENT DISPOSITION 11 Assessed for eligibility (N=252) Excluded (n=29) • Not meeting inclusion criteria (n=29) Randomized (n=223) Allocated to Oleogel - S10 (n=109) • Received treatment in DBP (n=109; 100.0%) • Completed DBP (n=100; 91.7%) Allocated to Control Gel (n=114) • Received treatment in DBP (n=114; 100.0%) • Completed DBP (n=99; 86.8%) Allocation (DBP) Discontinued from DBP (n=9; 8.3%) • AE (n=3; 2.8%) (1) • Investigator’s Decision (n=1; 0.9%) • Other (n=3; 2.8%) • Withdrawal of Consent (n=2; 1.8%) • Discontinued from DBP ( n=15; 13.2%) • AE (n=2; 1.8%)(2) • Investigator’s Decision (n=2; 1.8%) • Other (n=3; 2.6%) • Pregnancy (n=1; 0.9%) • Use of Non - permitted Con Med (n=1, 0.9%) • Withdrawal of Consent (n=4, 3.5%) • Worsening of EB Target Wound (n=2; 1.8% ) Continued to OLP (n=100; 91.7%) • Discontinued from OLP (n=25; 22.9%) • Completed OLP (n=9; 8.3%) • Ongoing in OLP (n=66; 60.6%) Continued to OLP ( n=105; 92.1%) • Discontinued from OLP (n=27; 23.7%) • Completed OLP (n=10; 8.8%) • Ongoing in OLP (n=68; 59.6%) Continuation (OLP) Discontinued from OLP (n=25; 22.9%) • AE (n=6; 5.5%) (3) • Other (n=5; 4.6%) • Withdrawal of Consent (n=14; 12.8%) • Death (n=4; 3.7%) Discontinued from OLP (n=27; 23.7%) • AE (n=7; 6.1%) (4) • Non - Compliance (n=1; 0.9%) • Other (n=5; 4.4%) • Progression of Medical Condition (n=1; 0.9%) • Withdrawal of Consent (n=13; 11.4%) • Death (n=2; 1.8%)

EASE STUDY: MAJORITY PEDIATRIC, RDEB, UNDERWEIGHT *Patients with EB simplex (EBS; n=2) were enrolled but excluded following the implementation of protocol V4 BMI, body mass index; DEB, dystrophic EB; EB, epidermolysis bullosa; JEB, junctional EB Category Ole og el - S 1 0 (n=109), n (%) Control gel (n=114), n (%) All patients (N=223), n (%) Age groups 0 – <4 years 7 (6.4) 10 (8.8) 17 (7.6) 4 – <12 years 42 (38.5) 43 (37.7) 85 (38.1) 70% 12 – <18 years 25 (22.9) 29 (25.4) 54 (24.2) ≥18 years 35 (32.1) 32 (28.1) 67 (30.0) Gender Male 68 (62.4) 66 (57.9) 134 (60.1) Female 41 (37.6) 48 (42.1) 89 (39.9) EB subtype* Recessive DEB 91 (83.5) 84 (73.7) 175 (78.5) Dominant DEB 6 (5.5) 14 (12.3) 20 (8.97) JEB 11 (10.1) 15 (13.1) 26 (11.7) BMI group Underweight 56 (51.4) 59 (51.8) 115 (51.6) Normal 45 (41.3) 41 (36.0) 86 (38.6) Overweight 5 (4.6) 6 (5.3) 11 (4.9) Obese 3 (2.8) 8 (7.0) 11 (4.9) 12

EB SUBTYPE – MAJORITY OF RDEB IS GENERALISED SEVERE 13 Ole og el - S 1 0 (N = 109) n (%) Control Gel (N = 114) n (%) All Patients (N = 223) n (%) RDEB RDEB, Generalized Severe 62 (56.9) 62 (54.4) 124 (55.6) RDEB, Generalized Intermediate 23 (21.1) 16 (14.0) 39 (17.5) RDEB, Localized 3 (2.8) 4 (3.5) 7 (3.1) RDEB, Other 3 (2.8) 2 (1.8) 5 (2.2) DDEB DDEB 6 (5.5) 14 (12.3) 20 (9.0) JEB JEB, Generalized Severe 0 2 (1.8) 2 (0.9) JEB, Generalized Intermediate 8 (7.3) 9 (7.9) 17 (7.6) JEB, Localized 1 (0.9) 0 1 (0.4) JEB, Other 2 (1.8) 4 (3.5) 6 (2.7) EBS EBS, Localized 1 (0.9) 1 (0.9) 2 (0.9) Kindler Kindler 0 0 0 Method of diagnosis Clinical Diagnosis only 25 (22.9) 24 (21.1) 49 (22.0) Immunofluorescence Mapping or Electron Microscopy 16 (14.7) 25 (21.9) 41 (18.4) Genetic Mutation Identified 67 (61.5) 62 (54.4) 129 (57.8) Other 1 (0.9) 3 (2.6) 4 (1.8)

BASELINE TARGET WOUND CHARACTERISTICS 14 Ol e og e l - S 1 0 (N=109) Control Gel (N=114) All Patients (N=223) Size of the wound [cm 2 ]: n 109 114 223 Mean (SD) 18.99 (8.640) 19.41 (10.104) 19.20 (9.398) 95% CI Mean (17.35, 20.63) (17.53, 21.28) (17.96, 20.44) Minimum 10.0 10.0 10.0 Median 16.00 15.45 15.60 Maximum 45.6 49.5 49.5 Age of the wound [days]: n 109 113 222 Mean (SD) 124.3 (327.44) 126.4 (459.99) 125.4 (399.54) 95% CI Mean (62.1, 186.5) (40.6, 212.1) (72.5, 178.2) Minimum 21 21 21 Median 39.0 32.0 35.5 Maximum 2920 4745 4745

PRIMARY EFFICACY ENDPOINT

PRIMARY ENDPOINT - PROPORTION OF TARGET WOUNDS WITH FIRST COMPLETE CLOSURE WITHIN 45 DAYS Relative risk [95%CI], 1.44 [1.01, 2.05] Odds ratio [95%CI], 1.84 [1.02, 3.30] *Pre - specified adjustment to account for IDMC interim sample size re - estimation CI, confidence interval; EB, epidermolysis bullosa 30 20 10 0 40 50 O l eo g e l - S 1 0 (n=109) Control gel (n=114) 41.3% 28.9% p=0.013* Proportion of patients with first complete closure of EB target wound within Day 45, % 44% increase in target wound closure with Oleogel - S10 vs control gel 16

RDEB SUBGROUP DRIVES PRIMARY ENDPOINT TREATMENT EFFECT 44.0% 26.2% Relative risk [95%CI], 1.72 [1.14, 2.59] Odds ratio [95%CI], 2.52 [1.27, 4.98] p=0.008* 10% 0% 2 0% 3 0% 4 0% 5 0% 6 0 % Oleogel - S10 (n=91) Control Gel (n=84) Proportion of patients with first complete closure of EB target wound within Day 45, % O leoge l - S 1 0 (n=91) Control gel (n=84) 50.0% 50.0% Oleogel - S10 (n=6) Control Gel (n=14) p=0.844* O leoge l - S 1 0 (n=6) Control gel (n=14) 18.2% 26.7% Oleogel - S10 (n=11) Control Gel (n=15) p=0.522* O leoge l - S 1 0 (n=11) Control gel (n=15) *Nominal P values DDEB, dominant dystrophic EB; EB, epidermolysis bullosa; JEB, junctional EB; RDEB, recessive dystrophic EB RDEB DDEB JEB 72% increase in target wound closure, in RDEB patients with Oleogel - S10 vs control gel 17

PROPORTION OF TARGET WOUNDS WITH FIRST COMPLETE CLOSURE WITHIN DAY 45 – CONSISTENT EFFECT ACROSS PEDIATRIC PATIENTS Oleogel - S10 (N=109) % CLOSURE Control Gel (N=114) % CLOSURE 0 - < 4 years (n=17) 71.4% 40.0% 4 - <12 years (n=85)* 42.9% 23.3% 12 - <18 years (n=54) 40.0% 24.1% ≥18 years (n=67) 34.3% 37.5% *Largest age group, patients 4 to 12 years old, had a nominal p - value = 0.021 18

SUB - GROUP ANALYSES SHOW CONSISTENCY – PROPORTION OF TARGET WOUNDS WITH FIRST COMPLETE CLOSURE WITHIN D45 0 1 2 3 < -- Control Gel | Oleogel - S10 -- > Odds Ratio [95% CI] Odds Ratio Subgroup 2.5 2 [1.2 7 , 4.98 ] 1.25 [0.15 , 10.70] 0.5 4 [0.0 8 , 3.58 ] 1.5 9 [0.8 2 , 3.11 ] 6.38 [0.69 , 58.95] 4.55 [0.46 , 45.46] 2.56 [0.33 , 20.03] 3.2 6 [1.1 6 , 9.12 ] 1.69 [0.48 , 5.90 ] 0.86 [0.31 , 2.43 ] 1.68 [0.79 , 3.56 ] 2.26 [0.87 , 5.89 ] 1.64 [0.86 , 3.10 ] N E 1.50 [0.07 , 32.41] 9.00 [0.51 ,159.15] 1.49 [0.48 , 4.62 ] 3.01 [0.98 , 9.23 ] 0.8 2 [0.2 7 , 2.52 ] 3.53 [1.05 , 11.88] 1.1 7 [0.4 2 , 3.24 ] 1.3 2 [0.4 6 , 3.78 ] 4 5 6 7 8 9 1 0 EB SUBTYPE 19 RDE B DDE B JE B SIZE OF TARGET WOUND 10 to <20 cm² 20 to <30 cm² 30 to 50 cm² AGE GROUP 0 - <4 years 4 - <12 years 12 - <18 years >= 18 years GENDE R MAL E FEMAL E RAC E WHIT E BLACK OR AFRICAN AMERICAN ASIA N OTHE R NUTRITIONAL STATUS (ALBUMIN) <= 1st Tertile 1st - 2nd Tertile > 3rd Tertile ANAEMIA (HAEMOGLOBIN) <= 1st Tertile 1st - 2nd Tertile > 3rd Tertile

SECONDARY EFFICACY ENDPOINTS

KAPLAN - MEIER SURVIVAL CURVE SHOWING SEPARATION IN TARGET WOUND CLOSURE AROUND DAY 30 AND DIFFERENCE NARROWING AROUND DAY 90 *Pre - specified adjustment to account for IDMC interim sample size re - estimation CI, confidence interval; EB, epidermolysis bullosa 0 . 2 0 0 . 4 0 . 6 0 . 8 1 Probability of target wound closure 0 7 14 30 45 60 Time to first complete closure of target wound, days 90 50.5% of patients treated with Oleogel - S10 and 43.9% with control gel had target wound closure (p=0.296) within D90 Difference in time to wound healing over the 90 - day double - blind period in the two arms was not statistically significant (log - rank test, p=0.302) O l eoge l - S 1 0 Control 41.3% of patients treated with Oleogel - S10 had complete target wound closure vs. 28.9% with control gel (p=0.013*) within D45 Oleogel - S10, n 109 109 104 82 65 57 36 Control gel, n 114 113 113 91 80 68 41 21

TIME TO FIRST CLOSURE IN WOUNDS THAT CLOSE DURING 90 DAY DBP TIME TO FIRST CLOSURE (DAYS) Oleogel - S10 (N=109) Control Gel (N=114) Mean (SD) 95% CI 37.7 days (21.65) [31.9, 43.6] 44.5 days (26.15) [37.1, 51.9] Median (min - max) 33.0 (10 - 95) 39.0 (15 - 96) In wounds that achieve complete closure, Oleogel - S10 treatment associated with shorter time 22

TIME TO FIRST COMPLETE CLOSURE OF EB TARGET WOUND WITHIN D90 – BY EB SUBTYPE 23 RDEB DDEB JEB Oleogel - S10 (N=91) Control Gel (N=84) Oleogel - S10 (N=6) Control Gel (N=14) Oleogel - S10 (N=11) Control Gel (N=15) Closure 52.7% 44.0% 66.7% 57.1% 18.2% 33.3% Time to first complete closure (days) Mean (SD) 37.9 (20.76) 46.9 (27.31) 28.8 (19.75) 31.0 (14.68) 24.0 (15.56) 48.0 (29.18) 95% CI Mean (31.9, 44.0) (37.8, 56.1) ( - 2.7, 60.2) (18.7, 43.3) ( - 115.8, 163.8) (11.8, 84.2) Minimum - maximum 14 - 95 15 - 96 10 - 56 15 - 58 13 - 35 15 - 94 Median 33.5 45.0 24.5 29.5 24.0 47.0 Log - rank Test p - value 0.175 0.890 0.382

PROCEDURAL PAIN REDUCTION WAS OBSERVED WITH OLEOGEL - S10 (PATIENTS ≥ 4 YEARS OF AGE) 0 . 0 - 0.2 - 0.4 - 0.6 - 0.8 - 1.0 - 1.2 - 1.4 - 1.6 D 1 4 D 3 0 D 4 5 D 6 0 D 9 0 Mean change from baseline 206 patients ≥ 4 years of age used Wong - Baker FACES pain rating scale to assess the degree of pain experienced during their dressing change . Improvement observed was greater with Oleogel - S10 treatment. Oleogel - S10, n 90 90 84 84 76 Control gel, n 95 90 85 86 78 14 30 90 45 D a ys 0 60 O l eo g e l - S 1 0 Control gel p=0 . 02* p=0 . 051* Wong - Baker FACES pain rating scale Oleogel - S10 (n=98 patients) : BL mean 3.7 (SD 3.08) Control gel (n=100 patients) : BL mean 3.0 (SD 2.95) 24 *Nominal P values

PR OCEDURAL PAIN IN PATIENTS < 4 YEARS OF AGE ASSESSED BY INVESTIGATOR 25 Oleogel - S10 7 7 7 5 7 7 Control 10 10 8 8 8 6 2 1 0 - 1 - 2 - 3 3 D0 D 1 4 D 3 0 D 4 5 D 6 0 D 9 0 Mean change from baseline O l eoge l - S 1 0 Control Face, Legs, Activity, Cry, Consolability (FLACC) Pain Rating Scale

REDUCTION IN TOTAL BODY WOUND BURDEN (EBDASI) WITH OLEOGEL - S10 0 - 0 . 5 - 1 - 1 . 5 - 2 - 2 . 5 - 3 - 3 . 5 - 4 - 4 . 5 - 5 D 0 D 3 0 D 6 0 D 9 0 Mean change from baseline EBDASI, Epidermolysis Bullosa Disease Activity and Scarring Index Total body wound burden based on EBDASI (skin index activity) demonstrated an improvement with Oleogel - S10 O l eoge l - S 1 0 Control gel EB Disease Activity and Scarring Index Oleogel - S10, n 108 99 91 84 Control gel, n 113 99 96 85 0 30 60 90 D a ys 26

REDUCTION IN TOTAL BODY SURFACE AREA OF EB PARTIAL THICKNESS WOUNDS WITH OLEOGEL - S10 0 - 0 . 5 - 1 - 1 . 5 - 2 - 2 . 5 - 3 - 3 . 5 - 4 - 4 . 5 - 5 D 0 D 3 0 D 6 0 D 9 0 BSAP, body surface area percentage The percentage of the total body surface with partial thickness wounds reduced (BSAP using Lund and Browder) O l eoge l - S 1 0 Control gel Body Surface Area Percentage O l eoge l - S 10 , n 109 98 92 86 113 98 96 85 Control gel, n 0 30 60 90 D a ys 27

INCIDENCE AND SEVERITY OF TARGET WOUND INFECTION 28 Ol eoge l - S1 0 (n=109) n(%) Control gel (n=114) n(%) Infection 3 (2.8) 5 (4.4) Severity of wound infection 1 4 Mild 1 (100) 0 (0) Moderate 0 3 (75) Severe 0 (0) 1 (25) Life - threatening 0 (0) 0 Death 0 (0) 0

ITCH ASSESSED IN PATIENTS ≥14 YEARS OF AGE: MEAN CHANGE AT ≥1 TIMEPOINT ACROSS SIX DOMAINS EVALUATED - 1 2 - 1 0 - 8 Duration - 6 - 4 - 2 0 2 - 1 2 - 1 0 - 8 - 6 Distress - 4 - 2 0 2 Oleogel - S10 Control - 1 2 - 7 - 2 Frequency - 1 2 - 1 0 - 8 - 2 0 2 S e v e rity - 6 - 4 Day 30 Day 60 Day 90 Day 30 Day 60 Day 90 - 1 2 - 1 0 - 8 - 6 Surface area - 4 - 2 0 2 - 1 2 - 1 0 - 8 Consequences - 6 - 4 - 2 0 2 100 patients were ≥ 14 years of age, used the Leuven Itch Questionnaire. Improvement observed, however itch is multi - faceted and hence degree of change inconsistent between the 6 domains. 29

ITCH PATIENT REPORTED OUTCOME ≥4 YEARS TO <13 YEARS OF AGE: MODEST IMPROVEMENT, NO BENEFIT OBSERVED WITH OLEOGEL - S10 - 0.24 - 0.96 - 0.33 - 1 - 0.44 - 1 - 1 . 2 - 1 - 0 . 6 - 0 . 8 - 0 . 4 0 - 0 . 2 O l eo g e l - S 1 0 (n=46) Control gel (n=51) O l eo g e l - S 1 0 (n=46) Control gel (n=50) O l eo g e l - S 1 0 (n=39) Control gel (n=43) Mean change in Itch Man Scale score Day 90 Day 30 Day 60 106 patients ≥ 4 years to < 13 years of age assessed degree of itch using Itch Man tool (a single overall impression at each visit). Overall modest improvement, however control gel does slightly better than Oleogel - S10. 30

SAFETY DATA

EASE SAFETY SUMMARY DOUBLE BLIND PERIOD: OLEOGEL - S10 WAS WELL TOLERATED Adverse event category Ole og el - S 1 0 (n=109), n (%) Control gel (n=114), n (%) All Patients (N=223), n (%) Patients with any Adverse Events (AEs) 89 (81.7) 92 (80.7) 181 (81.2) Mild AEs (grade 1) 46 (42.2) 41 (36.0) 87 (39.0) Moderate AEs (grade 2) 30 (27.5) 45 (39.5) 75 (33.6) Severe AEs (grade 3/4) 13 (11.9) 6 (5.3) 19 (8.5) Any related AEs 27 (24.8) 26 (22.8) 53 (23.8) Any AE leading to study withdrawal 3 (2.8) 2 (1.8) 5 (2.2) The most frequently reported AEs were wound complication (61.5% vs 53.5%), pyrexia (8.3% vs 13.2%), wound infection (7.3% vs 8.8%), pruritus (7.3% vs 5.3%) and anaemia (7.3% vs 3.5%) 32

EASE SAFETY SUMMARY DOUBLE BLIND PERIOD: LOW NUMBER OF SERIOUS ADVERSE EVENTS IN A COMPROMISED PATIENT POPULATION Adverse event category Ol eoge l - S1 0 (n=109) n (%) Control gel (n=114) n (%) All Patients (N=223) n (%) Patients with any serious adverse events (AEs) 7 (6.4) 5 (4.4) 12 (5.4) Any serious AEs leading to study withdrawal 2 (1.8) 0 2 (0.9) Any serious related AEs 1 (0.9) 0 1 (0.4) Any serious AEs leading to death 0 0 0 Low number of patients experienced serious adverse events, of which only 1 was considered to be related to Oleogel - S10 33

CONCLUSIONS • Largest Phase 3 RCT performed in the EB patient population • The primary endpoint demonstrated a statistically significant acceleration of target wound healing by day 45 in patients treated with Oleogel - S10 vs control gel (p=0.013)* • The RDEB sub - group was observed to experience a greater benefit when treated with Oleogel - S10 than the overall population (nominal p=0.008) • Favourable trends were evident among secondary endpoints including change in procedural pain, EBDASI score and BSAP • Oleogel - S10 had a reassuring safety profile and was well tolerated when compared with control gel Oleogel - S10 represents a potentially important advancement for patients and families living with this intractable skin disease 34 *Pre - specified adjustment to account for IDMC interim sample size re - estimation

ACKNOWLEDGEMENTS Thank you to all the patients, their carers and the investigators across these countries for participating! 58 sites initiated in 28 countries, 223 patients EASE clinical study (BEB - 13) was sponsored by Amryt Research Limited 35

FILSUVEZ® - US & EUROPEAN ANTICIPATED REGULATORY TIMELINES

NDA TIMELINE – FDA – 6 MONTH PRIORITY REVIEW AND ROLLING NDA

2020 (January – December)

- **Apr** - Type C meeting completed
- **Jun** - Module 3 CMC request for priority review submitted
- **Sept** – Positive Top Line Phase 3 Results w/ primary endpoint met
- **Dec**- pre-NDA meeting

2021 (January – December)

- **Mar** - Initial submission
- **May** - Filing Date
- **Nov** - Anticipated Approval Date
- **Nov** – Priority Review Voucher

MAA TIMELINE – EMA – ACCELERATED ASSESSMENT

2020 (January – December)

- **Jun** – MAA Letter of Intent submitted to EMA
- **Sep** – Rapporteurs assigned by CHMP
- **Nov** – MAA Pre-submission meetings
- **Dec** – Accelerated Assessment request to CHMP

2021 (January – December)

- **Mar** - Initial submission (Accelerated Review Schedule)
- **Jun** - List of Questions (LoQ) received
- **Aug** - Submission of responses to LOQ
- **Sep** - List of Outstanding Issues (LoOI) received and responses submitted
- **Oct** - CHMP Opinion
- **Dec** - European Commission Decision

36

AMRYT PHARMA

Q&A SESSION WITH KOLs

FILSUVEZ ® LAUNCH READINESS David Allmond, Chief Business Officer - Amryt

A G ENDA 39 • Amryt a global commercial stage rare disease company • The severity of EB & the EASE trial in context • A significant opportunity for growth • Launch strategy & key activities • Next steps and key takeaways

AMRYT IS A GLOBAL COMMERCIAL STAGE COMPANY DELIVERING ON OBJECTIVES & CREATING OPERATING LEVERAGE 40 FY 2020 revenue guidance of between $170 - 175M vs $154.1M* 2019 EBITDA profitable in H1 2020. $67.1M in cash as of June 30, 2020** Expansion opportunities for existing products in new indications & geographies Pipeline of new potential therapies in rare & orphan diseases Potential for FILSUVEZ ® approval in EB in 2021 Q3 results will be announced November 5, 2020 Experienced management team in rare diseases Established, scalable global commercial and medical infrastructure to be leveraged for future products Two marketed global rare disease products, metreleptin & lomitapide Global Footprint Commercial Products Growth & Profit Value Drivers *Reflects pro forma revenues for the combined group ** Unaudited

AMRYT KEY MILESTONES TO VALUE CREATION

MILESTONE	TIMING*	STATUS
Acquired Birken	2015	✓
Acquired Lojuxta EMEA	2016	✓
Acquired AP103	2018	✓
Myalepta EU launch	2018	✓
Acquired Aegerion	2019	✓
EASE double blind completion	2020	✓
Initiate Lojuxta pediatric study	Q2 2020	✓
FCS POC topline data	Q4 2020	
FILSUVEZ® FDA & EMA filings	Mar 2021	
Initiate US PL study	2H 2021	
FILSUVEZ® approval and launch**	Q4 2021 US & Q1 2022 EU	
Priority Review Voucher granted	Q4 2021 US**	

*Future event timing based on management estimates
**If FILSUVEZ approved by regulatory authorities

41
AMRYT PHARMA

EPIDERMOLYSIS BULLOSA (EB) JUNCTIONAL • Most severe form of EB • Extensive blistering all over body • Often fatal in early childhood DYSTROPHIC • Severe form of EB • Fusion of fingers and toes • Possibility of skin cancer • Mildest form of EB • Episodic blistering SIMPLEX D i seas e sever ity E B IS A VERY SEVERE DEBILITATING DISEASE WITH NO APPROVED TREATMENT 42 • Management of EB is to provide intensive wound care, manage pain and itch and to address complications that arise from internal and external wounds • Patients and caregivers are responsible for the frequent bandage changes. Although all patients see community doctors, the most severe patients also see EB specialists • There is very high unmet need for both wound - healing and disease - modifying therapies for EB patients, especially the most severe forms such as RDEB • There are no approved treatments for the management of EB wounds

KEY EB RESEARCH PRIORITIES EXPRESSED BY PATIENTS AND CLINICIANS[1]

1	Which **wound care** method obtains better outcomes (improved healing, decrease in pain, improved quality of life, decrease in smell, prevention of infection) in patients with DEB?
2	What is the best treatment to control itch in patients with DEB?
3	What is the best **pain control** strategy to decrease pain during wound care and bathing in patients with DEB?
4	How much does management in reference centers help patients with DEB?
5	How effective is a tumor early diagnosis protocol to decrease mortality, amputations, and disability in patients with DEB?
6	What are the long-term results of syndactyly surgery? Which is the best technique? How often should it be performed?
7	Which is the most effective method to prevent or delay syndactyly in patients with DEB?
8	What role might tissue engineering have in treating wounds in patients with DEB?
9	What role might stem cell therapy and bone-marrow transplantation play in treating DEB?
10	What role might growth hormone play in treatment of impaired growth and pubertal delay in patients with DEB?

Potential for FILSUVEZ® to offer benefit if it is approved (items 1–3)

[1] Adapted from Current dystrophic EB research does not match research needs perceived by patients and clinicians, Paula Davila-Seijo MD. J AM ACA Dermatol, Nov 2014

43

AMRYT PHARMA

THE SIGNIFICANCE OF THE EASE TRIAL TO AMRYT AND THE EB COMMUNITY 44 • EASE trial is the largest ever conducted randomized controlled trial in EB across 55 sites in 28 countries – Study design was agreed with FDA and EMA – The trial has met its primary endpoint • Regulatory path is clear with fast - track designation in US and potential for accelerated review in EU • Subject to FDA & EMA reviews, anticipated approval in US Q4 2021 and EU Q1 2022 • Regulatory approval in the US may lead to a pediatric rare disease voucher • FILSUVEZ ® has the potential to be the first ever approved product in EB • FILSUVEZ ® , if approved, is anticipated to provide an important treatment option for the management of wounds in patients with EB* *The EASE trial was conducted in patients with DEB and JEB

HIGHLY CONCENTRATED MARKET WITH 56 KEY CENTRES IN EU5, US AND JAPAN. < 100 KEY PHYSICIANS MAPPED TO THESE CENTRES 45 GLOBAL distribution of centres taking care of EB patients makes reach entirely feasible and economically attractive Global patient mapping exercise underway NUMBER OF PATIENTS <50 patients 50 - 100 patients 100 - 200 patients 200 - 400 patients >400 patients

INSIGHTS INTO MARKET LANDSCAPE[1]

EB Prevalence DEB & JEB x	• Incidence among live births 1:20,000[2], multiplied by life expectancy per EB sub-type, generates total EB prevalence of 30/million in the general population of which ~31% are DEB & JEB patients[1] - Resulting prevalence of ~14,100 for DEB & JEB[3]
Treatment Rates x	• 100% wound treatment rate for DEB & JEB
Peak Penetration x	• Peak penetration: 70-75% into severe forms (Herlitz & RDEB), 50% into DDEB & JEB-non Herlitz
Adoption Ramp x	• Launch in Q4 2021 US & Q1 2022 Europe • 5-year ramp based on orphan drug analogs
Wound BSA and Penetration x	• Wound BSA: 50% for JEB Herlitz, 20-35% for RDEB, 2-7% for DDEB • Wound area penetration: Applied to 80-100% of wounds in DEB & JEB
Dosing and Frequency x	• Addressable wound area x 0.5-1mm thickness[4] • ~2.5 dressing changes per week, or 130 dressing changes a year
Market Access & Compliance Cuts x	• 95% market access • 85% compliance
Price	• Orphan pricing

[1] Health Advances market research, 13th Feb 2019; [2] Debra US; [3] Includes key markets in which Amryt operates (US, EMEA, LATAM & Canada) plus geographic expansion in Asia Pacific (Japan, South Korea, Taiwan, Singapore, Hong Kong, Australia); [4] Management estimate based on EASE trial experience

46

AMRYT PHARMA

CUSTOMER FACING INFRASTRUCTURE WILL REQUIRE MODEST INCREMENTAL INVESTMENT TO DRIVE GLOBAL ACCESS AND DEMAND 47 Pending markets Current markets US Sales & Marketing Medical Affairs Market Access Patient Services LATAM Sales & Marketing Medical Affairs Ex - US & HQ Sales & Marketing Medical Affairs Market Access Patient Advocacy Support Functions

GLOBAL STRATEGIC IMPERATIVES TO GUIDE LAUNCH READINESS ACTIVITIES* 48 *If FILSUVEZ ® were to be approved by regulatory authorities EDUCATE POSITION E N G A G E 1 2 3 Strategic Objectives* Ensure stakeholders understand the potential of FILSUVEZ ® Ensure HCPs and patients understand the correct utilization of FILSUVEZ ® Payors and health systems provide access to FILSUVEZ ® based on a compelling value proposition and narrative FILSUVEZ ® becomes an important therapy for EB wound care ACCESS 4

EXAMPLES OF GENE & CELL THERAPIES IN DEVELOPMENT[1]

Development Product	Krystal B-VEC	Abeona EB-101	Castle Creek Biosciences FCX-007 (D-Fi)	AMRYT AP103
MoA	HSV1 Gene therapy	COL7A1-corrected keratinocyte skin graft	COL7A1-corrected autologous fibroblast	Non viral vector based gene therapy
RoA & Dosing	Weekly topical application until wound closure	Surgical attachment	Intradermal injection to wounds	Topical application
Development Phase & Target Indication	Ph3 ongoing DEB	Ph3 ongoing RDEB	Ph3 ongoing RDEB	Pre-clinical

- Gene and cell therapies not anticipated to offer a complete cure[2]
- FILSUVEZ®, if approved, has the potential to become an important treatment in wound care therapy[2]
- FILSUVEZ® anticipated to co-exist with these potential therapies, should they come to market[2]

[1] Company websites & clinicaltrials.gov; [2] Health Advances Research, February 13th, 2019

49

AMRYT PHARMA

EMPLOYING OUR RARE DISEASE PHILOSOPHY WHICH INCORPORATES A MULTIDISCIPLINARY APPROACH TO WRAP AROUND THE PATIENT Patient Advocacy & support 50 Marketing Market Access Medical Affairs Evidence generation Scientific platform Disease education Scientific rationale & MoA Expanded Access Programs Peer to peer scientific exchange International congress plans KOL engagement Market Insights Brand strategy development Brand narrative development Brand identity Promotional platform Packaging design Internal training Payer/HTA evidence generation Global pricing strategy Value proposition Value platform and payor tools Reimbursement strategy Relationship development with EB advocacy groups Patient education Patient support programs Patient access Engagement on health policy

AMRYT HAS STRONG RELATIONSHIPS WITH THE WELL ESTABLISHED EB P ATIENT ADVOCACY, SCIENTIFIC & RESEARCH COMMUNITY Working with key stakeholder in the EB community can result in a number of potential benefits: • Gaining patient insights • Increasing disease awareness • Providing patient education • Supporting patient access 51

GO TO MARKET STRATEGY & PRIORITISATION*


2021
2022
2023
2024
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
FILSUVEZ®
US LAUNCH
EU LAUNCH
REST OF WORLD
NEW TERRITORIES

- US anticipated to be first market in Q4 2021 to launch following FDA approval
- EU would launch immediately following EMA approval in Germany followed by price & reimbursement negotiations in Italy, France, Spain, UK and then sequentially in other EU22 markets
- Potential for rest of world regulatory filings and named patient sales in GCC, Turkey, Israel, Russia, LATAM & Canada
- "New territories" go to market strategy to be defined - Asia Pacific including Japan, Australia, China, Taiwan & S Korea
- The FILSUVEZ® patent portfolio provides patent protection in both the US and EU into 2025 and 2030 respectively and, if FILSUVEZ® is approved in 2021, orphan exclusivity to 2028 in the US and 2031 in the EU. A further filed international patent application covering future FILSUVEZ® indications, if granted, would provide worldwide protection for such indications until 2039.

52

* Anticipated events if FILSUVEZ® were to be approved by regulatory authorities

AMRYT PHARMA

NEXT STEPS IN PLANNING FOR SUCCESS 53 • Gather deeper market insights through market research & stakeholder engagement • Regulatory filings for FDA/EMA and prioritized plan for other key markets to leverage these files • Key medical affairs & market access readiness activities to be implemented Q4 2020 through 2021 • In country and “above country” launch plans to be further developed following positive trial read out • Manufacturing scale up, second source and supply chain readiness to meet demand • New territories “go to market” strategy to be fully defined, ready for implementation • Lifecycle plans “beyond EB” to be developed to maximize asset value in line with patent term

KEY TAKEAWAYS 54 • Amryt is a commercial stage company with a track record of delivering on commercial targets • EB is a severe debilitating disease for which there are no approved treatments • The EB market is highly concentrated and feasible to reach with limited incremental resources • There is a significant market opportunity if FILSUVEZ ® were approved by regulatory authorities • Amryt is developing robust launch plans* to access the opportunity based on our commercial infrastructure, rare disease philosophy, experience and playbook • Manufacturing scale up & supply chain plan in place to ensure adequate drug supply to meet demand • FILSUVEZ ® benefits from strong patent protection and exclusivity enabling Amryt to create significant value in EB and beyond • Amryt is building a global EB Franchise to serve patients in desperate need of new treatments *If FILSUVEZ ® were to be approved by regulatory authorities

Q&A SESSION

FINANCIAL CALENDAR • Amryt will report Q3 results on November 5, 2020 at 1200 GMT / 0700 EST • Amryt will host a conference call and webcast for analysts and investors on November 5 at 1430 GMT / 0930 EST. • Webcast Player URL: https://edge.media - server.com/mmc/p/dor9m4ay • Dial in details: Confirmation code: 2865629 – US +1 646 787 1226 – UK +44 (0) 203 009 5709 – Ire +353 (1) 506 0626 • Full details at amrytpharma.com or ema il ir@amrytpharma.com 56